UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Peak Ski Company, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Montana

Date of Organization:

July 16, 2021

Physical Address of Issuer:

245 Quail Run Road
Bozeman, MT 59718

Website of Issuer:

https://peakskis.com/

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

25982041.9

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary cash proceeds equal to the greater of (A) six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one half percent (1 1/2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000
Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

March 16th, 2024
If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

12

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,817,323	$3,740,461
Cash & Cash Equivalents	$56,227	$709,929
Accounts Receivable	$34,150	$0
Short-term Debt[1]	$3,120,023	$881,150
Long-term Debt	$6,201,940	$3,347,887
Revenues/Sales	$2,843,422	$42,932
Cost of Goods Sold[2]	$1,453,300	$13,004
Taxes Paid	$0	$0
Net Income	($6,366,638)	($1,878,213)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] This category includes Accounts Payable, Accrued Expenses, Sales Tax Payable, Short Term Notes Payable, Current Portion of Lease Liability, Notes Payable – Related Party, Gift Card Liability and Customer Deposit.
[2] This category is represented as "cost of revenue" on the Financial Statements

Peak Ski Company, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by the date that is one hundred and twenty (120) days after the Offering commences (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/peak-ski the **"Deal Page"**. The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

25982041.9   2

Upon the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties resulting in gross proceeds to the Issuer of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Issuer. If not converted within forty eight (48) months of the final issuance of securities (the "Maturity Date"), each Crowd SAFE will be converted into Equity Securities of the Company per the terms of such Crowd SAFE.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $36,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Equity Securities of the Issuer equal to the Purchase Amount divided by the quotient of (a) $36,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of managers determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one and a half percent (1.5%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and a half percent (1.5%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the managers, its officers and key employees.

We are dependent on our managers, officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial issuance date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until there is a change of control or sale of substantially all of the Issuer's assets or until forty eight (48) months after the final issuance of securities (the "Maturity Date"). The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to raise a future round or convert the Securities or undergo a liquidity event and Investors may have to hold the Securities for the full forty eight (48) months after the final issuance of securities (the "Maturity Date").

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities for the full forty eight (48) months after the final issuance of securities (the "Maturity Date"). The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's Equity Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Equity Securities receivable by the holders of the Securities upon a qualifying financing.

Any Equity Securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Issuer at the time of conversion.

In the event the Securities convert into Equity Securities, the Securities will convert into Equity Securities that are materially different from the Equity Securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the Equity Securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase Amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Peak Ski Company, LLC designs and sells skis and other merchandise using the direct-to-consumer sales model. The Company's headquarters is in Bozeman, Montana. The Company sells directly to consumers both in the US and Europe.

Business Plan

The Company

Peak Ski Company (Peak or the Company), a Montana Limited Liability Company, was founded by Bode Miller and Andy Wirth to design and build the world's best, high-performance skis for the core of the recreational ski market, a goal largely achieved by way of the 2022/23 line of Peak skis. Contemporaneously, the cofounders took on the task of establishing the first "at-scale" direct-to-consumer, e-commerce ski company, in essence introducing a more contemporary and entirely new way to purchase skis, while simultaneously launching three major strategic initiatives, which will change not only how skis perform, but also how skis are made, globally. In its first year, the initial goals were largely achieved by way of the 2022/23 line of Peak skis.

Cofounder Bode Miller, Innovation & Cofounder Andy Wirth

As the person who is credited with developing the "shaped ski" at the age of 15, Miller is not only one of the most renowned alpine ski racers in the world, he also has developed and maintains an engineering-like mind which when coupled with his skiing capabilities provides for an unparalleled skillset enabling and substantiating the Company's drive towards radical innovation. Moreover, Bode has an unmatched understanding of the complex interrelationship of design, materials, construction and ski performance which has led to the Company's unprecedented success in its first year which has brought about a dominance of all models of skis within the respected ski ratings publications. A central feature and expression of the design innovation, presently, includes Keyhole Technology™, a unique oval cutaway in the top layer of aluminum-titanium alloy that allows skiers an easier turn initiation and the ability to alter turn shapes at will. Peak is the first company to offer skis that are perfectly balanced for every user in all lengths, with proper flex and accessible power built into each ski. Bode Miller's fame as an alpine ski racer provides the Company with a global audience, reach and credibility, globally. With a track record of generating value creation throughout his career, Miller is joined by Peak's cofounder and CEO, Andy Wirth. Wirth has extensive strategic-level, global experience in the outdoor industry, with emphasis on the resort element of the ski industry.

Peak's Business Model

With the goal of optimizing profitability, Peak's marketing and distribution model is direct-to-consumer (DTC) which enables the Company to achieve higher yield per ski and lower overhead costs in comparison to traditional or legacy ski manufacturers. The DTC model coupled with contemporary data management platforms and capabilities, also affords Peak the unique opportunity to establish direct contact with its customers and provide the highest levels of service to each and every customer. This allows Peak to establish an comparatively unique connection with its "community of customers" further enabling and enriching brand and product advocacy from its global customer base which also underpins the Company's objectives relative to the approach to optimizing the Life Time Value (LTV) of all customers, globally.

The Peak Ski Company Team

The leadership team that Peak has established is comprised of a diverse group of subject-matter-experts supporting the Company's near term and long-term goals, including the primary strategic initiatives.   The Company's facilities in Bozeman, Montana feature a contemporary showroom and importantly, the Development Group and Innovation Center, where prototype development and experimentation further the ethos of the company – Innovation, Performance, Precision and Grit.

The Peak Ski Company Core Product Line

The core products for the 2023/24 winter season include skis designed for the skiers in the Sierras of California, where wider skis tend to dominate the landscape, the Rocky Mountain Region where groomed trails and terrain, as well as deep powder are key considerations and the eastern part of the US and the EU market, which tend to gravitate to a narrower ski, comparatively. The lineup of skis include:

Peak 88 by Bode: 30% off-trail, 70% on-trail. A go-to tool for groomer skiers, but arcs fall line turns off-trail too. Available in 160, 168, 176, 184 cm.

Peak 98 by Bode: 50% off-trail, 50% on-trail. An all-mountain quiver killer that is versatile on- and off-trail, in powder, crud, chalk, or corn, it's nimble and floaty enough for all but the deepest of resort days. Available in 160 (new), 168, 178, 184, 190 (new) cm.

Peak 104 by Bode: 70% off-trail, 30% on-trail. An East Coast powder ski and an all-mountain ski out West with a surf-like feel. It can rip corduroy but performs at its best off-trail. Available in 160 (new), 168, 178, 184, 190 (new) cm.

Peak 110 by Bode: 80% off-trail, 20% on-trail. A powder ski designed for the deepest days but allows skiers to rip turns in-bounds, too. Available in 168 (new), 178, 188 cm.

Peak 98 by Dav and **Peak 104 by Dav**
With the addition of Chris Davenport to the Peak Ski Company executive leadership team, the original Peak 98SCs and Peak 104SCs have transitioned to the Peak 98 by Dav and Peak 104 by Dav. The rebranding reflects the true "ski everything everywhere" character of these adventure skis epitomized by Dav. They share the same rocker profile as the 98 and 104 by Bode, but are lighter weight and perfect for inbound hikes, the backcountry, or smaller skiers looking for a softer flex.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Skis	Peak Skis Company proudly presents an innovative line-up of high-performance, all-mountain skis leading the next evolution in ski design. Our skis come in four widths from 88 millimeters for carving to 110 millimeters more suited for powder skiing. The 23/24 line includes a collection by the big-mountain, freeskiing legend, Chris Davenport. The Peak 98 by Dav and the Peak 104 by Dav serve as lighter variations of the Peak by Bode, ideally suited for side and backcountry skiing adventures. All Peak skis feature Peak's innovative, proprietary KeyHole Technology, which is a unique below-the-surface cutaway discovered by Bode during his racing days. The KeyHole Technology makes the tips of the skis softer and conforms to the terrain which subsequently helps skiers initiate turns more easily and gives them enhanced control, stability, and confidence.	1M skis sold in the US and 2.2M in Europe annually
Other Accessories	Peak Ski Company sells a variety of ski accessories such as bindings, poles and climbing skins as well as Montana-made merchandise made by third parties.	n/a

Competition

Globally, the basis of the competitive environment starts with an informed perspective on the Total Available Market (TAM), which is summarized as follows:

Total Available Market	
Global Annual Ski Sales	3,800,000
Market Breakdown:	
US	1,000,000
Canada	200,000
EU & UK	2,200,000
Japan	200,000
Other	200,000

The ski market, particularly in North America, is largely dominated by the European-based, large-scale manufacturers. The majority of these companies are led by high quality executives and produce high quality skis. Going into its second year, Peak has chosen to advance the brand and the product offerings with an emphasis and focus on North America and commencing Fall of 2023, the EU/UK market. Peak's product line up has received notable acclaim within the industry's leading ratings and rankings, which provides for a favorable outlook for the Company as it seeks to compete against these respected brands and companies but has chosen to mitigate its risk by developing it's business plan around a modest level of market penetration at 1% or less for the US and EU/UK markets. Furthermore, by choosing a direct-to-consumer approach to sales, the Company competes favorably on established retail pricing, but also generates favorable margins as provided by the direct-to-consumer business model.

Customer Base

The customer base specifically targeted by Peak includes the core of the alpine ski market, the recreational skier. This market represents the core of the market from a volume and potential revenue perspective.

The recreational ski market is quite diverse, with very real regional biases. To that end, the Company has developed its product line to take the variety into account. Peak has identified a few primary psychographic segments which can be considered as subsets of the broad, recreational alpine ski market. The following purposefully sets aside the basic demography elements of age, familial status and more and are described as follows:

The Aspirational Alpine Skier
Ski Days: 10+ | Outerwear: Columbia. | Ski Quiver: An 88 and 96 | Hill: Regionals like Loveland, Mount Snow, Big Bear. Four Packs. | New Skis: Every Three Years—more as the passion builds. | Perceived Ability: Advanced Intermediate. | Real Ability: Intermediate.

To this customer, skiing isn't golf and The Aspirational Skier doesn't keep score but they very much want to improve…to feel the g-forces in a clean arcing turn and the ability to generally hang with fast skiers and explore new summits, bowls, and glades. The Aspirational Skier sees skiing a lifelong sport. They are committed to skiing with family, friends…it's at the core of who they are. Peak skis are extremely forgiving in their turn initiation, yet the Keyhole Technology affords them stability, confidence and a more rapid progression as they seek to develop their skills.
    The Aspirational Skier would own two pair of Peak by Bode skis: 88's & 104's and possibly, a Peak by Dav model. They are a core brand advocate; in turn, a lifelong customer.

The Cruiser
Ski Days: 18+ | Outerwear: TNF, FlyLow. | Quiver: One New 104, One Old 96 | Hills & Pass: Vail, Heavenly, Okemo. EPIC Pass. | New Skis: At least one pair every other year. | Perceived Ability: Expert. | Real Ability: Plateauing Intermediate.

The Cruiser might ski 80 days a season or 8 days a season, but because of the design of the Peak skis, they truly work in all types of terrain, are incredibly versatile and simply add to the enjoyment of their skiing experience.

The Cruiser would own two pair of Peak by Bode skis: 88's & 98's. They are also core brand advocate; in turn, a lifelong customer.

The Aficionado
Ski Days: 25+ | Outerwear: Arc'teryx, Patagonia. | Quiver: Three Skis + Rock Skis | Hills & Pass: Jackson, Palisades, Killington, Aspen Highlands, IKON. | New Skis: Annually. | Perceived Ability: Expert. | Real Ability: Expert.

The Aficionado comes from a bit of a technical background and knows intuitively how to tip a ski on edge and rock it from tip to tail. They tend to be strongly affiliated with an existing brand of alpine skis, based on predictability and familiarity. On trails, the Aficionado arcs a variety of turn shapes depending on the terrain and with whom they're skiing. Off trail, the Aficionado prefers big sweeping turns, blowing up powder or blasting down alpine chalk or spring corn. It's here that accessible power matters most and the Peak ski ability to provide "on demand" performance shines. The more the Aficionado will seek to push the limits of their Peak skis and find out quickly, that it's a ski that is ready and provides performance in all conditions.

The Aficionado would be more difficult to convince at the outset, based on their brand advocacy for their current ski brand(s). Once they put their Peak skis through the gauntlet and are in fact convinced that Peak's perform as promised, they would three pair of Peak by Bode skis: Peak by Bode 98's, Peak by Bode 104's and Peak by Bode 110's. They Aficionado becomes a super-brand advocate; in turn, a lifelong customer and strong advocate.

Supply Chain

Peak Ski Company currently purchases its skis from 'Original Equipment Manufacturers' (OEM) in Europe.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. No. 7133993	PEAK	Trade Mark	June 21, 2021	August 8, 2023	United States
App. No. 97804308	PEAK LŌC8	Trade Mark / Service Mark	February 21, 2023	N/A	United States
App. No. 97804339	PEAK INTEGR8	Trade Mark / Service Mark	February 21, 2023	N/A	United States
App. No. 97382241	KEYHOLE TECHNOLOGY	Trade Mark	April 26, 2022	N/A	United States
App. No. 98149451	MISC. DESIGN (Peak Bolt Logo)	Trade Mark	August 24, 2023	N/A	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On January 19, 2023, Eighty Five Sixty, Inc. ("Eighty Five Sixty"), a marketing agency that the Issuer has engaged from time to time for marketing-related services, filed a complaint in California Superior Court in San Diego County, alleging approximately $875,000 in damages based upon outstanding amounts allegedly owed by the Issuer to Eighty Five Sixty for services rendered to the Issuer. The Issuer is seeking to resolve the dispute in good faith in order to avoid the time and expense of protracted litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are six percent (6.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.0%	$6,000	6.0%	$74,100
Sales & Marketing	94.0%	$94,000	23.1%	$285,900
Inventory	0.0%	$0	70.9%	$875,000
Total	**100%**	**$100,000**	**100%**	**$1,235,000**

Use of Proceeds if the Intermediary Fees applied are twelve thousand dollars ($12,000.00):

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	12.0%	$12,000	1.0%	$12,000
Sales & Marketing	88.0%	$88,000	28.1%	$ 348,000
Inventory	0.0%	$0	70.9%	$875,000
Total	**100%**	**$100,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used:

Inventory purchases of up to $875,000 will allow Peak to acquire up to an additional 4,000 skis to sell in the 23/24 season including the newly launched Peak 77s in Europe.

Sales & Marketing spend will be focused on digital, social, and other media campaigns/promotions that will generate additional brand awareness, particularly in the EU where the Peak brand launched in October 2023.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bode Miller	Co-Founder & CIO June 2021-Present	**1997-2015 Professional Skier** **June 2021-Present - Co-Founder & CIO–Peak Ski Company, LLC** Montana based companies founded with Bode Miller, retired US Alpine Ski Racer. Current projects and companies including the development and build of high-performance skis which are based on extremely cutting-edge new technologies, materials, and processes. Other developments in process.	N/A college education High School: Carrabassett Valley Academy
Andrew D. Wirth	Co-Founder & CEO June 2021-Present	**June 2021-Present: Co-Founder & CEO/President–Peak Ski Company, LLC** Montana based companies founded and jointly owned with Bode Miller, retired US Alpine Ski Racer. Peak Ski Company, LLC is the primary focus and includes the development high-performance skis and related innovative strategic development projects. M Bar W, LLC holds the equity held in the Peak Ski Company by its cofounders, Wirth and Miller. M Bar W's other clients include Alpine-X, among other confidential companies/organizations. M Bar W also engages, intermittently, in other consulting, development and investment projects. **June 2019 - May 2022: Founder & CEO – Ridgeline Executive Group, Inc.** Ridgeline Executive Group, Inc. (REG) is a management and consulting firm which includes a small, effective team of accomplished subject matter experts. The company provides comprehensive management services with a focus on small to midsized operating companies in the mountain recreation and hospitality sectors and a recently developed fund management capability. Ridgeline is inactive, presently.	**Colorado State University – 1986:** Degrees in Business & Natural Resource Management **University of Edinburgh – 1985:** Economics & History studies, no degree attained **Stanford University –** Multiple executive education programs as part of Stanford's Graduate School of Business

		December 2019 – September 2020: **CEO – NEOM Mountain Region, Kingdom of Saudi Arabia** As developed by the Crown Prince of Saudi Arabia, NEOM is an expansive project fully encompassing a large portion of the northwest parts of Saudi Arabia. While residing in the Kingdom, Wirth worked directly for the NEOM CEO and the Crown Prince of Saudi Arabia, leading the development and funding process associated with the NEOM Mountain Region of NEOM.	
Mark Danemann	Chief Operating Officer at Peak Ski Company May, 2022-Present	**Chief Operating Officer at Peak Ski Company May, 2022-Present** Responsible for operations management including: • IT infrastructure • Online commercial operations • Compliance • US fulfillment and management of the US warehouse • On-site retail operations in Montana • EU operations configuration, support and oversight **Founder and President of Sirius 350 LLC March, 2020 – May, 2022** • General business and IT consulting • Worked with Ridgeline Executive Group (Andy Wirth) on the re-establishment of Granby Ranch Ski Area • Functioned as Director of IT • Other consulting work	**University of New Mexico Anderson Schools of Business Bachelor of Business Administration** Concentration in Production and Operations Management
Tracy Chang	Chief Marketing Officer at Peak Ski Company May 2022 – Present	**Peak Ski Company, LLC** Chief Marketing Officer May 2022 – Present Responsible for all marketing functions at Peak Ski Company. **Palisades Tahoe** VP of Marketing August 2011 – May 2022 Responsible for all marketing functions at Palisades Tahoe **Vail Resorts (Northstar California)** Senior Web Marketing Manager Jan 2006 – August 2011 Responsible for web related marketing campaigns at Northstar CA	**University of California, Berkeley** BA, Mass Communications 1995 - 1999

Becca Huyard	VP Finance & Accounting at Peak Ski Company May 2023-Present	**VP Finance & Accounting at Peak Ski Company May 2023-Present** **Accounting Manager at Peak Ski Company October 2022-April 2023** Responsible for all accounting functions at Peak Ski Company in both roles. **Accounting Manager at XY Planning Network July 2021 – October 2022** Responsible for full bookkeeping, financial statement preparation, and review for 50+ clients each month as well as managing a team of accountants. **Staff Accountant at Wipfli LLP January 2020-July 2021** Prepared basic to complex federal and state tax returns for individuals, C corporations, S corporations and partnerships. Prepared and reviewed monthly, quarterly, and yearly financial statements for businesses.	**Point Loma Nazarene University 2014-2019** Major: BS in Accounting Minor: Sustainability Studies
Darrin Haugen	Chief Product Officer at Peak Ski Company, Bozeman, MT June 2023 – Present	June 2023 – Present: Chief Product Officer, Peak Ski Company, Bozeman, MT August 2022 – June 2023: Vice President of Innovation, Design & Production, Peak Ski Company, Bozeman, MT • Responsible for all aspects of ski product development, technology integration, planning, strategy, factory sourcing and quality. Nov. 2018 – August 2022: Product Manager/Advanced Product R&D – Sitka Gear, Bozeman, MT • Developed next gen outdoor gear for Sitka. Responsible for sourcing, design, development, costing, technology and process development, model line multi-year planning, patents/IP research and filing and field/lab testing oversight. Oct. 2013 - Oct. 2018 Senior Global Product Director – Ski Products, K2 Sports, Seattle, WA • Leadership of product development teams and processes including quality, performance, cost/value, innovation and delivery. Reporting to Sr. Vice President of Product Development.	Education 1996 – 1998: Master of Science in Mechanical Engineering Montana State University – Bozeman, MT 1992 – 1996: Bachelor of Science in Mechanical Engineering Montana State University – Bozeman, MT

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Montana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer has 13,000,000 Founder Units outstanding (the "**Common Interests**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	13,000,000
Par Value Per Unit	No stated par
Voting Rights	N/A
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	52.317%

*Under operating agreement, only the Managers have voting rights.

Additionally, as of the date of this Form C, the Issuer has the following Profit Interest Units outstanding

Type	Profit Interest Units
Amount Outstanding	935,501
Par Value Per Unit	No stated par
Voting Rights	N/A
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	None.*

- The Profit Interest Units are all unvested, and only revert to a claim on the ownership of the business upon vesting.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Convertible Notes
Principal Amount	$8,000,000[345]
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	At the election of the then-current holder of any Note, all principal and accrued and unpaid interest due under the Note may be converted into that number of Founder Units equal to the quotient obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (b) $1.00. The interest will accrue at a simple rate of 7.5% per annum
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.683%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Equipment Financing
Creditor	North Star Leasing
Amount Outstanding	$462,500
Interest Rate and Amortization Schedule	8.108% annual
Description of Collateral	Ski Equipment Leased
Other Material Terms	N/A
Maturity Date	11/28/2026

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[3] Excludes interest accrued on principal in the amount of $460,770.72
[4] $8,000,000 in Convertible Note principal is outstanding as of 11/14/23
[5] Inclusive of binding commitments to purchase convertible notes of $375,000 by M Bar W LLC

Date Entered Into	11/28/2022
Type	Future Receivables Loan
Creditor	Shopify Capital
Amount Outstanding	$181,987.20[6]
Interest Rate and Amortization Schedule	15% of Daily Sales until repaid in full.
Description of Collateral	N/A
Other Material Terms	On the $210,000 loan a total of $37,300 of interest will be paid and this is reflected in amount outstanding above
Maturity Date	N/A
Date Entered Into	9/6/2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
M Bar W LLC	Founders Units – 11,635,000 units	89.5%

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[6]Current outstanding balance as of 11/16/23

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 31st, 2023 the Issuer had an aggregate of $438,260 in cash and cash equivalents, leaving the Issuer with approximately 6 months of runway to cover fixed costs. Between this issuance and forecasted sales, the business anticipates being cash flow positive by November 2023 and beyond. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The projected future capital expenditures necessary to manufacture skis in the Issuer's Bozeman, MT facility are approximately $300,000.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Issuer has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Note	$8,000,000[7]	$8,000,000	General corporate purposes	April 8, 2022	Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

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[7] Current balance as of 11/14/23, excludes accrued interest of $460,770.72

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: Peak Ski Company has an agreement with Chase Engelheart, who is a part owner, to help him make skis. In exchange for $250,000 worth of 'consulting services' from him, the Company would issue a $250,000 credit that would go towards the Company Making skis. Peak Ski Company has also purchased a vehicle for company use from Andrew Wirth, CEO, co-founder and part owner. The purchase price is $53,000 and has been fully repaid as of the date of filing this Form C.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment Issuer by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.peakskis.com/annual-report.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

__Peak Ski Company LLC______________________
(Issuer)

By:
/s/
(Signature)

Andrew Wirth
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
(Signature)

Andrew Wirth
(Name)

Chief Executive Officer & Cofounder
(Title)

11/17/23
(Date)

/s/
(Signature)

Bode Miller
(Name)

Chief Innovation Officer & Cofounder
(Title)

11/17/23
(Date)

_____

_____

_____

_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Peak Ski Company, LLC (the "Company") a Montana Limited
Liability Company

Financial Statements
(unaudited) and
Independent
Accountant's Review
Report

Fiscal Years ended July 31, 2022 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Peak Ski Company, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of July 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the fiscal years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 13, 2023

Vincenzo Mongio

25982041.9

Statement of Financial Position

	As of July 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	56,227	709,929
Accounts Receivable	34,150	-
Prepaid Expenses	127,129	908,751
Inventory	335,061	228,966
Total Current Assets	552,567	1,847,646
Non-current Assets		
Furniture, Equipment, Vehicles, and Leasehold Improvements, net of Accumulated Depreciation	972,620	1,734,241
Right of Use Asset: Commercial Space	602,062	-
Right of Use Asset: Equipment	500,000	-
Intangible Assets: Website and Software, net of Accumulated Amortization	176,066	144,566
Security Deposits	14,008	14,008
Total Non-Current Assets	2,264,757	1,892,814
TOTAL ASSETS	2,817,323	3,740,461
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,434,698	604,621
Accrued Expenses	257,546	99,035
Sales Tax Payable	12,246	-
Short Term Notes Payable	30,643	-
Current Portion of Lease Liability	315,579	-
Notes Payable - Related Party	13,250	-
Gift Card Liability	9,411	-
Customer Deposits	46,652	177,495
Total Current Liabilities	3,120,023	881,150
Long-term Liabilities		
Convertible Notes	5,050,000	3,300,000
Lease Liability	809,560	-
Accrued Interest	342,380	47,887
Total Long-Term Liabilities	6,201,940	3,347,887
TOTAL LIABILITIES	9,321,963	4,229,037
EQUITY		
Member's Contributions	1,744,377	1,389,637
Accumulated Other Comprehensive Loss	(4,164)	-
Accumulated Deficit	(8,244,852)	(1,878,213)
Total Equity	(6,504,639)	(488,576)
TOTAL LIABILITIES AND EQUITY	2,817,323	3,740,461

Statement of Operations

	Year Ended July 31,	
	2023	2022
Revenue	2,843,422	42,932
Cost of Revenue	1,453,300	13,004
Gross Profit	1,390,122	29,928
Operating Expenses		
Advertising and Marketing	2,321,268	493,301
General and Administrative	3,872,052	1,104,903
Research and Development	56,062	21,577
Rent and Lease	312,911	112,225
Depreciation	287,323	121,850
Amortization	45,283	5,942
Total Operating Expenses	6,894,899	1,859,799
Operating Income (loss)	(5,504,777)	(1,829,871)
Other Income		
Other	2,766	-
Total Other Income	2,766	-
Other Expense		
Loss on Sale of Equipment	446,648	-
Inventory Write-Down	28,972	-
Interest Expense	389,007	48,342
Total Other Expense	864,627	48,342
Earnings Before Income Taxes	(6,366,638)	(1,878,213)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(6,366,638)	(1,878,213)
Foreign Exchange Loss	4,164	-
Comprehensive Income (loss)	(6,370,803)	(1,878,213)

Statement of Changes in Member Equity

	Member Capital			
	$ Amount		Accumulated Deficit	Total Member Equity
Beginning Balance at 8/1/2021	-	-	-	-
Capital Contributions	1,389,637	-	-	1,389,637
Net Income (Loss)	-	-	(1,878,213)	(1,878,213)
Ending Balance 7/31/2022	1,389,637	-	(1,878,213)	(488,576)
Capital Contributions	354,740	-	-	354,740
Foreign Exchange Loss	-	(4,164)	-	(4,164)
Net Income (Loss)	-	-	(6,366,638)	(6,366,638)
Ending Balance 7/31/2023	1,744,377	(4,164)	(8,244,852)	(6,504,639)

Statement of Cash Flows

	Year Ended July 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,366,638)	(1,878,213)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	287,323	121,850
Amortization	45,283	5,942
Accounts Payable and Accrued Expenses	1,988,788	703,655
Accounts Receivable	(34,150)	-
Inventory	(106,094)	(228,966)
Prepaid Expenses	781,621	(908,751)
Prepaid Expenses - Related Party	-	(250,000)
Accrued Expenses - Related Party	-	250,000
Customer Deposits	(130,843)	177,495
Accrued Interest	294,493	47,887
Lease Liability	23,077	-
Gift Card Liabilities	9,411	-
Sale Tax Payable	12,246	-
Loss on sale of Equipment	446,648	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,617,803	(80,888)
Net Cash provided by (used in) Operating Activities	(2,748,835)	(1,959,101)
INVESTING ACTIVITIES		
Purchase of Equipment, Furniture & Fixtures, Vehicles, & Leasehold Improvements	(573,426)	(1,856,091)
Sale of Equipment	600,000	-
Purchase of Website and Software Development	(75,909)	(150,508)
Security Deposit	-	(14,008)
Net Cash provided by (used by) Investing Activities	(49,335)	(2,020,606)
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	1,750,000	3,300,000
Proceeds from Notes Payables	30,643	-
Proceeds from Notes Payable - Related Party	13,250	-
Proceeds from Member's Contributions	354,740	1,389,637
Net Cash provided by (used in) Financing Activities	2,148,633	4,689,637
Cash at the beginning of period	709,929	-
Net Cash increase (decrease) for period	(649,537)	709,929
Foreign Exchange Loss	(4,164)	-
Cash at end of period	56,227	709,929

Peak Ski Company, LLC
Notes to the Unaudited Financial Statements
July 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Peak Ski Company, LLC ("the Company") was formed in Montana on July 13th, 2021, although did not begin operations until 2022. The Company designs and sells skis and other merchandise using the direct-to-consumer model. The Company's headquarters is in Bozeman, Montana. The Company sells directly to consumers both in the US and Europe.

The Company will continue conducting its crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on July 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3:
Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products (skis and other merchandise). Revenue is recognized at the time of shipment. The Company does not estimate returns, but records returns/refunds as they take place. Occasionally, the Company will sell to another business and will offer terms. These terms are usually net 30.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31st, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 7/31/23
Equipment	5	364,816	(139,241)	225,575
Leasehold Improvements	5	478,617	(37,045)	441,572
Furniture & Fixtures	5	200,237	(50,482)	149,754
Vehicles	8	177,976	(22,257)	155,719
Grand Total	**-**	**1,221,646**	**(249,025)**	**972,620**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web- based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal- use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 7/31/23
Website & Software	5	226,417	(50,350)	176,066
Grand Total	**-**	**226,417**	**(50,350)**	**176,066**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had prepaid expenses of $127,129 as of July 31st, 2023, consisting of $33,108 in prepaid rent, $6,036 in prepaid insurance, $52,978 in various other prepaid inventory, and $35,007 of various other prepaid expenses.

Inventory

The Company had an inventory balance of $335,061 as of July 31st, 2023, consisting of $112,861 of merchandise and $222,200 of skis and bindings. The Company performs monthly inventory counts and values its inventory based on the weighted average cost method.

Accrued Expenses

The Company had accrued expenses balance of $257,546 as of July 31st, 2023, consisting of accrued payroll of $128,251, accrued bonuses of $124,261 and various other accrued expenses of $5,034. Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Units	Weighted Average Fair Value per Share
Nonvested shares, July 31, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, July 31, 2022	-	$-
Granted	995,033	$-
Vested	(63,784)	$-
Forfeited	(59,532)	$-
Nonvested shares, July31, 2023	871,717	$-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has an agreement with a part owner to help him make skis. In exchange for $250,000 worth of 'consulting services' from him, the Company would issue a $250,000 credit that would go towards the Company making skis. The Company has not yet produced any skis for the related party and therefore he has not provided any consulting services. The balance sheet herein is presented with the netting of the $250,000 prepaid assets and corresponding $250,000 accrued expenses resulting in $0 reflected as of July 31st, 2022 and 2023.

A co-founder agreed to sell his truck to the Company in exchange for $53,000. The Company balance was $13,250 as of July 31st, 2023. The payable does not accrue interest and was fully paid off in October of 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

On July 19th, 2023, a marketing agency that the Company has engaged from time to time for marketing-related services, filed a complaint in California Superior Court in San Diego County, alleging approximately $875,000 in damages based upon outstanding amounts allegedly owed by the Company to for services rendered to the Company. The Company is seeking to resolve the dispute in good faith in order to avoid the time and expense of protracted litigation. An agreement that is awaiting signature has been agreed upon by both parties which outlines a feasible payment plan for the Company so that the complaint / litigation is dropped.

Rent and Lease – Commercial Space

The Company has a rental lease agreement for the property where it currently is headquartered. The lease payments are approximately $17,000 a month which includes CAM fees and water. The lease will terminate on December 31st, 2026 unless renewed. The lease is a Commercial lease. The property consists of a warehouse where all ski inventory and machinery/equipment is kept with office space on the second floor, as well as a separate building with a Showroom downstairs and condo upstairs.

Lease expense	Year Ending 2023-07
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	294,128
Short-term lease expense *	-
Variable lease expense	-
Sublease income *	-
Total	294,128

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	257,044
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	847,148
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3.42
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	3%

Maturity Analysis	Finance	Operating
2024-07	-	181,647
2025-07	-	190,729
2026-07	-	200,265
2027-07	-	85,133
2028-07	-	-

982041.9

Thereafter		-	-
Total undiscounted cash flows		-	657,774
Less: present value discount		-	(32,635)
Total lease liabilities		-	625,139

Rent and Lease – Equipment Lease

The Company sold its ski equipment to a separate company. This company now leases the equipment back to the Company. The Company received $600,000 in sales proceeds. Monthly payments are approximately $16,554 per month with $4,054 of that being interest and $12,500 being rental expense. The duration of the lease is 48 months. The Company has an option to buy the equipment back. A personal guaranty has been signed on it. The other company has a first priority security interest in the assets in the lease. The Company is not permitted to assign the lease agreement or the rights to others, and the company cannot lease or lend the collateral or allow it to be used by anyone except the company's employees without written consent by the other company. The lease will be completed in December 2026. The Company had a remaining lease liability of $500,000, of which $150,000 is a current liability and the remaining $350,000 is a non-current liability.

	Year Ending 2023-07
Lease expense	
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	100,000
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	100,000
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	100,000
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	600,000
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	3.33
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	0%

Maturity Analysis	Finance	Operating
2024-07	-	150,000
2025-07	-	150,000
2026-07	-	150,000
2027-07	-	50,000
2028-07	-	-
Thereafter	-	-
Total lease liabilities	-	500,000

982041.9

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes is 7.5%. The notes are convertible into shares of the Company at $1 per share. The notes term is 48 months, and notes will begin converting starting in 2026 and ending in 2027 if held to maturity. Note holders may convert at any time according to the specifications in the Note Purchase Agreement. The interest accrued through July 31st, 2023, was $342,380. See Note 7 – Subsequent Events disclosure for details of additional convertible note agreements entered into.

The Company has entered into a few Shopify loan agreements totaling $120,000. The Company is required to repay $135,600, which includes a loan fee of $15,600. The Company repays the loan at 15% of daily sales. The loan repayment is taken directly out of the Company's account according to that percentage of daily sales. The balance was $30,643 as of July 31st, 2023. The Company entered into an additional loan through Shopify on September 6th, 2023, totaling $210,000. The Company pays it off at 15% of daily sales. The balance of the Shopify loans as of the time of the review was $197,484.

See Note 3 – Related Party Transaction disclosure for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	43,893
2025	-
2026	3,300,000
2027	1,750,000
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended July 2023				For the Year Ended July 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	5,050,000	7.5%	2026-2027	-	5,050,000	5,050,000	342,380	-	3,300,000	3,300,000	47,887
Notes Payable - RP	53,000	None	2023	13,250	-	13,250	-	-	-	-	-
Notes Payable	30,643	Loan Fee - $15,600	2023-2024	30,643	-	30,643	-	-	-	-	-
Total				**43,893**	**5,050,000**	**5,093,893**	**342,380**	**-**	**3,300,000**	**3,300,000**	**47,887**

NOTE 6 – EQUITY

The Company is a limited liability company with two class of units owned by multiple members. The Company had 13,000,000 Founder Units issued and outstanding as of July 31st, 2023. The Company had 935,501 Class M Units outstanding as of July 31st, 2023. The Founder Unitholders are entitled to one vote per unit. Class M Unitholders are not entitled to vote.

REPUBLIC PROVIDES THESE INVESTMENT INSTRUMENTS SOLELY FOR EDUCATIONAL PURPOSES — INVESTORS, ISSUERS AND INVESTMENT PROFESSIONALS SHOULD DO THEIR OWN RESEARCH AND SEEK THEIR OWN LEGAL COUNSEL BEFORE UTILIZING THESE INSTRUMENTS. REPUBLIC CANNOT BE RESPONSIBLE FOR YOUR USE OF THESE INSTRUMENTS.

ANY ISSUER CONSIDERING CROWDFUNDING THROUGH REPUBLIC SHOULD CONSULT WITH COUNSEL ON THE APPROPRIATE INSTRUMENT TO USE IN RAISING CAPITAL. THE TEMPLATES PROVIDED HERE ARE NOT INTENDED TO BE USED AND REQUIRE REVIEW AND REVISION PRIOR TO ADOPTION. THE TEMPLATES PROVIDED HERE ASSUME THE ISSUER'S CORPORATE AFFAIRS ARE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE. REPUBLIC, ITS AFFILIATES AND AGENTS DISCLAIM ALL RESPONSIBILITY FOR ANY CONSEQUENCE OF USING ANY OF THE DOCUMENTS LINKED HERE.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 13, 2023, the date these financial statements were available to be issued.

The Company issued an additional $2,950,000 in convertible notes at the same terms as listed in the Note 5 – Liabilities and Debt disclosure listed above.

The Company entered into an additional loan through Shopify on September 6th, 2023, totaling $210,000. The Company pays it off at 15% of daily sales. The balance of the Shopify loans as of the time of the review was $197,484.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PEAK SKI COMPANY, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Peak Ski Company, LLC, a Montana limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $36,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities, as applicable, sold in the First Equity Financing. The number of Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of such Equity Securities shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of Equity Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's managers (or board of directors if the Issuer is a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d) **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" means common limited liability company membership units of the Issuer or common stock of the Issuer, if the Issuer is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

 "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per interest of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a (i) Change of Control, (ii) an IPO, or (iii) the Maturity Date.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Date**" means the forty eight (48) month anniversary of the final date of securities issuance of this and all Series 2023 Crowd SAFEs by the Issuer through the Intermediary's platform pursuant to a Form C filed with the U.S. Securities and Exchange Commission.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a) The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e) If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   **Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:**

(i)   **There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or**

(ii)   **The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such securities under the Securities Act.**

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile or organizational form.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Montana, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Bozeman, Montana. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

        (k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

        (l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

        IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Peak Ski Company, LLC

By:
Name: Andrew Wirth
Title: Chief Executive Officer
Address: 245 Quail Run Road, Bozeman, MT 59718
Email: awirth@peakskis.com

INVESTOR:

By:
Name:

REPUBLIC PROVIDES THESE INVESTMENT INSTRUMENTS SOLELY FOR EDUCATIONAL PURPOSES — INVESTORS, ISSUERS AND INVESTMENT PROFESSIONALS SHOULD DO THEIR OWN RESEARCH AND SEEK THEIR OWN LEGAL COUNSEL BEFORE UTILIZING THESE INSTRUMENTS. REPUBLIC CANNOT BE RESPONSIBLE FOR YOUR USE OF THESE INSTRUMENTS.

ANY ISSUER CONSIDERING CROWDFUNDING THROUGH REPUBLIC SHOULD CONSULT WITH COUNSEL ON THE APPROPRIATE INSTRUMENT TO USE IN RAISING CAPITAL. THE TEMPLATES PROVIDED HERE ARE NOT INTENDED TO BE USED AND REQUIRE REVIEW AND REVISION PRIOR TO ADOPTION. THE TEMPLATES PROVIDED HERE ASSUME THE ISSUER'S CORPORATE AFFAIRS ARE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE. REPUBLIC, ITS AFFILIATES AND AGENTS DISCLAIM ALL RESPONSIBILITY FOR ANY CONSEQUENCE OF USING ANY OF THE DOCUMENTS LINKED HERE.

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Peak Ski Company, LLC (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the direction of the Chief Executive Officer of Peak Ski Company, LLC (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.
(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.
The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.
Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for

any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**NOMINEE:**
	Republic Investment Services LLC
By:	By:
Name:	Name: Antonio Namwong, President
Date:	Date:

ISSUER:

By:

Name: Andrew Wirth, CEO

Date:

EXHIBIT C

Video Transcript

The Ethos of Peak Ski Company Video Transcript:

Speaker 1 (00:05):

A few years ago when Bode and I went to advance on and stand up the Peak ski company, one of the very first things we did was to define the ethos of the company. To us, that was really important and it remains important today. What we came up with were four lines of thought innovation, really intense innovation, performance, precision and grit, and the grit comes out of both of our lives and our experiences and defines resiliency and means a lot of different things to different people. But those four elements, innovation, performance, precision, and grit, are really defining elements of what Peak Ski Company is all about.

Speaker 2 (00:43):

Peak Ski Company for me has been the end of my athletic career in terms of racing, in the beginning of my legacy impact on the sport. Skiing being such an integral part of how I grew up and now is my time to give back to the sport. I'm proud of what we've been able to do so far, and I feel like it's just the beginning.

Speaker 3 (01:09):

What I really appreciate about Peak is the intense interest in innovation because we knew it was going to change how everybody skied. There was no question. I feel like we're on the cusp of doing something totally different, and I think Peak is in the position to do that, and that's really what drew me here.

Speaker 4 (01:32):

I really like the fact that the whole ethos of Peak is unique and different. We're just not trying to play in the same sandbox as the rest of the ski industry. I think true innovators, they have passion. They have a vision of where they're going to take that love, they build a great team around it, they're willing to fail, and those four elements, passion, vision, teamwork, and perseverance are what is going to make Peak a huge success. I fully believe that.

Speaker 5 (02:02):

What resonates most with me about Peak and the ethos is a combination of the precision and the innovation, and I think first and foremost that innovation and everything that we've spoken about and then down to the precision is the quality of the product. How does it perform when we're out in the field? How does it make you feel? We want these skis to bring you joy. We don't want them to be difficult. We want them to help make the experience of skiing really, really fun.

Speaker 6 (02:29):

You have this world-class Olympian ski racer and you have a top ski industry executive, and I just thought they complimented each other so well and seemed like the perfect pair to really shake up the status quo.

Speaker 2 (02:46):

When we started Peak, Andy and I were already friends. We already had a long history of knowing each other, working together in the industry, and I had lots of opportunities to see him in action, how he ran a team, see how he built the team, see his commitment to the sport, and I think it was really perfect timing where we both had really extensive knowledge bases on two different sides of the ski industry.

Speaker 1 (03:14):

I've known Bode for quite a while. He's a good friend and a great business partner, but what many folks don't know, it's his name and fame is what brings attention to the company, but his impact and his value to Peak is incredible as expressed in the fact that he's got this brilliant engineering creative mind, and that is actually the engine underneath the innovation element of Peak Ski Company.

Speaker 7 (03:39):

Every single member of Peak's team from Davenport, Michelle Bodie, Andy, Darrin making the skis, everybody in the warehouse lives and breathes skiing. These guys are perfectionists. They're standard for selling a ski has raised the bar. They're not going to do what's been done before and you know what just might work.

Speaker 1 (04:05):

Since launching the Peak Ski Company, Bode and I are prideful in so many things, including this world-class team that we have here. These are experts come together in this world-class high impact team, just outstanding. Critically, they tie back to the ethos of our company. They all exemplify our ethos, each and every one of them, innovation, performance, precision, and grit.

Speaker 3 (04:29):

When I think of grit, probably perseverance comes to mind and to me, I guess on the engineering side, that's what grit is. Having the belief and the understanding that this is going to be really hard, but we're going to achieve it. Ultimately, that grit is what takes you from point A to point B.

Speaker 1 (04:51):

A good friend of mine who happens to be a legendary horseman said to me once, horses are at their best when they are at freedom. It could be said that with the Peak Ski Company, what we've done is take the bridle off of Bode and let 'em run. Ultimately, there's nothing in between his brilliant mind and the skis that hit the snow.

Discover KeyHole Technology Transcript

Speaker 1: At peak, we're excited to introduce Keyhole Technology. The idea is to make the ski more forgiving, more powerful, but more accessible to a bigger range of skiers on different conditions. By [00:00:30] moving the pressure in towards the center of the ski, we allow the side cut and length of the ski to still function in softer snow. But on anything harder, the keyhole technology takes over and dictates the pressure and turn radius. This also allows us to reduce the side cut and reduce the torsional rigidity at the tip of the ski, allowing for easy light construction and a much more forgiving ride through variable terrain by allowing the ski to move torsionally at the tip and then become [00:01:00] much more torsionally rigid as it gets under the binding. We allow for incredible power transmission at higher edge angles and incredible forgiveness at lower edge angles, and it works the same in a huge variety of conditions and surfaces.

Introducing Revolutionary Peak Loc8 Technology Transcript

Speaker 1:   For all the amazing, incredible, remarkable things Peak skis can do. This just might be the most astonishing thing they do. They talk to you. Introducing Peak Loc8. a tracking and locating technology [00:00:30] fully integrated inside the ski. It works with Apple and Android devices and is externally rechargeable. It's technology that skis have never had before. Integrated into a performance ski, the likes of which the industry has never seen before. Because when you're on a ski this amazing, the last thing you want to do is lose it. Peak Loc8. Only available inside Peak skis.

Introducing 23/24 Peak Lineup Transcript

Speaker 1:   The original skis were made of wood, were twice as tall as you and were meant to get you from point A to point B. What followed were technological advancements from fiberglass to the shaped skis of the nineties, but since then, not much new until now. Introducing the newest lineup of Peak skis designed with Keyhole Technology by Bode Miller. These skis are the next evolution of skiing.





Exhibit D

Testing the Waters Communications

Dear Peak VIP,

They didn't think it could be done. The ski industry was saturated, and introducing a new brand this late in the game, especially with a direct-to-consumer approach, was deemed unlikely to succeed. Call us bull-headed, but we did it anyway. In our first year, we not only shattered ski test reviews, but our innovation is reshaping the ski industry. Now, we're gearing up to do it again.

In the coming days, we'll unveil an exclusive opportunity that opens the door for our supporters to be a part of Peak Skis and have a stake in the company. But we're not looking for just anyone to join us on this journey. We're seeking the dedicated, the all-in, and the genuinely committed members of our Peak community. That's why we want you to be among the first to know. You're well aware that when our team commits to changing the game, we mean business. So keep a close watch on your inbox for the announcement because opportunities like this are as rare as thundersnow.

Bode Miller
Co-founder & Chief Innovation Officer

Andy Wirth
Co-founder & Chief Executive Officer

Got questions? We monitor the info@peakskis.com account rabidly.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Peak Skis 245 Quail Run Road Bozeman, Montana 59718

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